Exhibit (c) NOVA CHEMICALS CORPORATION COVERAGE RATIOS(1) (unaudited)

Actual
Interest coverage on long-term debt for the twelve months ended September 30, 2003 (2)	0.3x
Net tangible asset coverage on long-term debt as at September 30, 2003 (3)	2.7x

Notes:

(1)	Calculated in accordance with Canadian securities law disclosure requirements.
(2)	Interest coverage on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the preceding 12 months, divided by annual interest requirements on long-term debt.
(3)	Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.
(4)	See attached for detailed calculation of the above coverage ratios.

For purposes of calculating these financial ratios, long-term debt includes the long-term debt installments due within one year.

NOVA CHEMICALS CORPORATION
COVERAGE RATIOS
SEPTEMBER 30, 2003
(MILLIONS OF U.S. DOLLARS)
(unaudited)

INTEREST COVERAGE ON LONG-TERM DEBT FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2003

NET INCOME	$(3)
INTEREST EXPENSE	95
INCOME TAXES (RECOVERY)	(69)

$23

ANNUAL INTEREST REQUIREMENT	$75

INTEREST COVERAGE ON LONG-TERM DEBT	0.3x

Interest coverage on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the preceding 12 months, divided by annual interest requirements on long-term debt.

NET TANGIBLE ASSET COVERAGE ON LONG-TERM DEBT AT SEPTEMBER 30, 2003

TOTAL ASSETS	$4,300
TOTAL LIABILITIES	(2,493)
EXCLUDE CURRENT PORTION LONG-TERM DEBT	1
EXCLUDE LONG-TERM DEBT	1,091

NET TANGIBLE ASSETS	$2,899

LONG-TERM DEBT INCLUDING CURRENT PORTION	$1,092

NET TANGIBLE ASSET COVERAGE ON LONG-TERM DEBT	2.7x

Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.